UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                               C-TEC Corporation
                               (Name of Issuer)

               Common Stock                    Class B Common Stock
             $1.00 Par Value                     $1.00 Par Value
                       (Title of Classes of Securities)

                126504109                           126504208
                                (CUSIP Numbers)

                           Matthew J. Johnson, Esq.
                         c/o Peter Kiewit Sons', Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               November 8, 1995
                    (Date of Event which Requires Filing of
                                this Statement)


                     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following: [ ].

                     Check the following box if a fee is being paid with this statement: [ ].

                     Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  126504109       |             | Page 2                       |
|            126504208       |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               RCN Corporation                                      |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               47-0761384                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                         WC                                         |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Delaware                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 8,226,262 Common Stock (see Item 5)           |
|                    |    | 5,094,223 Class B Common Stock (see Item 5)   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0- (see Item 5)                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 8,226,262 Common Stock (see Item 5)           |
|    PERSON          |    | 5,094,223 Class B Common Stock (see Item 5)   |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0- (see Item 5)                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 8,226,262 Common Stock (see Item 5);                               |
|    | 5,094,223 Class B Common Stock (see Item 5)                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 43.5% of Common Stock;  59.6% of Class B Common Stock (see Item 5) |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

               The following information amends the Schedule 13D dated June 28, 1993, as previously amended (as so amended, the "Schedule 13D").
               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.
Item 4.        Purpose of Transaction.
               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:
               RCN intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic, market and industry conditions existing at the time, RCN may consider from time to time various alternative courses of action both with respect to the business of the Company and with respect to RCN's equity interest therein. Such actions may include, if determined to be in the best interests of the Company, the acquisition or disposition by the Company or its subsidiaries of businesses or assets. Such actions may also include the acquisition by RCN or its affiliates of additional Common Stock and Class B Stock through open market purchases, privately negotiated transactions, a tender offer, an exchange offer, a merger or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.
               On November 8, 1995 the Company announced that it is evaluating strategic options for its various business units with a view toward enhancing shareholder value. Specifically, the Company will evaluate the advisability and feasibility of separating or restructuring its local telephone business, its cable television business, and its various other communications businesses. The Company has engaged the investment banking firm Merrill Lynch & Co. to assist with the process.
               With respect to its cable television business, the Company intends to develop a long-term strategy, which could include seeking joint ventures, selling all or some of the systems, restructuring the company's current cable holdings, or acquiring additional systems.
               RCN has indicated to the Company that it may be interested in acquiring one or more of the Company's ancillary businesses, including: C-TEC International, which holds a 40% interest in Megacable, the second largest Mexican cable television system operator in Mexico; Commonwealth Long Distance, a long distance services provider; Residential Communications Network, Inc., a start up joint effect with a unit of PKS which hopes to provide telecommunications services to the residential sector; and Commonwealth Communications, Inc. which provides consulting and engineering services throughout the United States and internationally.
               C-TEC has established a special committee comprised of independent directors to evaluate any such transaction with RCN that may be proposed.
               No assurances can be given that any transactions will be consummated.
               Except as set forth herein, none of the Kiewit Companies nor, to the best knowledge of the Kiewit Companies, any person named in Schedule A or B attached hereto has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Common Stock or the Class B Stock to cease to be authorized to be quoted on NASDAQ; (ix) the Common Stock or the Class B Stock becoming eligible for the termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (x) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Kiewit Companies reserve the right to effect any of such actions as they may deem necessary or appropriate in the future.


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  November 22, 1995
                                       RCN CORPORATION



                                       By:   /s/ David C. McCourt
                                           ------------------------
                                           Name:  David C. McCourt
                                           Title:  President


Schedule A is amended to read in its entirety as follows:

                                                                    Schedule A


              DIRECTORS AND EXECUTIVE OFFICERS OF RCN CORPORATION


               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of RCN Corporation are set forth below.

                                                            Principal
Name and                                                    Occupation or
Office Held           Business Address       Citizenship    Employment
------------------    -------------------    -----------    ---------------

David C. McCourt      105 Carnegie Center        USA        Chairman,
President,            Princeton, NJ 08540                   Chief Executive
Chief Executive                                             Officer, C-TEC
Officer, Director                                           Corporation
Ann C. McCulloch      1000 Kiewit Plaza          USA        Vice President
Vice President and    Omaha, NE 68131                       and Treasurer,
Treasurer                                                   PKS
James O.              1000 Kiewit Plaza          USA        Vice President,
Spitzenberger         Omaha, NE 68131                       PKS
Vice President

Richard R. Jaros      1000 Kiewit Plaza          USA        Executive Vice
Director              Omaha, NE 68131                       President, PKS
James Q. Crowe        3555 Farnam Street         USA        CEO, MFS
Director              Omaha, NE 68131                       Communications
                                                            Company, Inc.
Robert E. Julian      1000 Kiewit Plaza          USA        Executive Vice
Director              Omaha, NE 68131                       President, PKS
Walter Scott, Jr.     1000 Kiewit Plaza          USA        President, PKS
Director              Omaha, NE 68131
Matthew G. Johnson    1000 Kiewit Plaza          USA        Vice President,
Vice President        Omaha, NE 68131                       PKS



Schedule B is amended to read in its entirety as follows:

                                                                    Schedule B



         DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS', INC.


               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons', Inc. ("PKS") are set forth below.


                                                             Principal
Name and               Business                              Occupation
Office Held            Address                Citizenship    or Employment
-------------------    -------------------    -----------    --------------

Walter Scott, Jr.      1000 Kiewit Plaza          USA        President, PKS
President, Director    Omaha, NE 68131
William L. Grewcock    1000 Kiewit Plaza          USA        Vice Chairman,
Vice Chairman,         Omaha, NE 68131                       PKS
Director
Robert E. Julian       1000 Kiewit Plaza          USA        Executive Vice
Exec. Vice Pres.,      Omaha, NE 68131                       President, PKS
Director
Kenneth E. Stinson     1000 Kiewit Plaza          USA        President,
Exec. Vice Pres.,      Omaha, NE 68131                       Kiewit
Director                                                     Construction
                                                             Group Inc.
Richard R. Jaros       1000 Kiewit Plaza          USA        Executive Vice
Exec. Vice Pres.,      Omaha, NE 68131                       President, PKS
Director
Richard Geary          215 V Street               USA        Executive Vice
Director               Vancouver, WA 98661                   President,
                                                             Kiewit
                                                             Construction
                                                             Group Inc.
Leonard W. Kearney     1000 Kiewit Plaza          USA        President,
Director               Omaha, NE 68131                       Kiewit
                                                             Construction
                                                             Co.
James Q. Crowe         3555 Farnam Street         USA        CEO, MFS
Director               Omaha, NE 68131                       Communications
                                                             Company, Inc.
George B. Toll, Jr.    10704 Shoemaker            USA        Executive Vice
Director               Ave.                                  President,
                       Santa Fe Springs,                     Kiewit
                       CA 90670                              Construction
                                                             Group Inc.
Peter Kiewit, Jr.      2600 N. Central            USA        Attorney
Director               Ave.
                       Phoenix, AZ 85004
Robert B. Daugherty    Guarantee Center           USA        Chairman,
Director               Suite 225                             Valmont
                       Omaha, NE 68114                       Industries
                                                             Inc.
Charles M. Harper      1 Central Park             USA        CEO, RJR
Director               Plaza                                 Nabisco
                       Omaha, NE 68102                       Holdings, Inc.
Richard W. Colf        215 V Street               USA        Senior Vice
                       Vancouver, WA 98661                   President,
                                                             Kiewit Pacific
                                                             Co.
Bruce E. Grewcock      1000 Kiewit Plaza          USA        President,
                       Omaha, NE 68131                       Kiewit Mining
                                                             Group Inc.
Tait P. Johnson        1000 Kiewit Plaza          USA        President,
                       Omaha, NE 68131                       Gilbert
                                                             Southern Corp.